BIT DIGITAL, INC.

33 Irving Place

New York, NY 10003

January 20, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission Washington,

D.C. 20549

Attention: Tonya K. Aldave

Re: Bit Digital, Inc.

Amendment No. 5 to Registration Statement on Form F-3 Last Filed January 18, 2022 - File No. 333-260241

Dear Ladies and Gentlemen:

In accordance with your telephone conversation today with our Securities Counsel, Elliot H. Lutzker, Bit Digital, Inc. (the "Company") is submitting a revised page proof concerning the Staff's Comment Letter dated January 19, 2022. We believe that the sole comment relating to Amendment No. 5 to the above-captioned Registration Statement has now been complied with. We would very much appreciate hearing from you as to when we may submit an acceleration request.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428- 3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Bryan Bullett
Bryan Bullett, Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.
Robert W. Downes, Esq. (Sullivan & Cromwell LLP)

management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, (partly amended) which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See "Taxation

- People's Republic of China Taxation'; in our Registration Statement on Form F-1 (No. 333-254060). However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." Since a portion of our management members are not based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

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Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

The increased regulatory scrutiny focus on U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. Although the audit reports of Audit Alliance LLP incorporated by reference into this prospectus are prepared by Singapore auditors who are subject to inspection by the Public Company Accounting Overnight Board (the "PCAOB"), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the "HFCA Act") or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq or the over-the-counter market, may determine to delist our securities. ~~Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspection for two consecutive years instead of three.~~

U.S. public companies that have or had a substantial portion of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate government policies or a lack of adherence thereto and, in many cases, allegations of fraud.

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor's local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company's financial statements is not subject to PCAOB inspections for three consecutive "non-inspection" years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in the U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, which requires the SEC to prohibit an issuer's securities from trading on any U.S. national securities exchange and in the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years. Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer's securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive "non-inspection" years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of the positions taken by authorities in mainland China and Hong Kong. While we understand that there has been dialogue among the China Securities Regulatory Commission, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and the audit reports of Audit Alliance LLP incorporated by reference into this prospectus are prepared by Singapore auditors who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators in the future. The market prices of our ordinary shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA.

Our Hong Kong subsidiaries could become subject to the direct oversight of the PRC government at any time if the National laws of mainland China are applied to Hong Kong.

The national laws of the PRC, including but not limited to (i) the Cybersecurity Review Measures which become effective on February 15, 2022; and (ii) approval by the Chinese Securities Regulatory Commission ("CSRC") or any other Chinese regulatory authority to approve or permit our offering of securities in the U.S., do not currently apply to our Hong Kong subsidiaries, except for those listed in the Basic Law of Hong Kong and set forth under "Risk Factors" below. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or poHcies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future.

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